Exhibit 99.3

FinVolution Group Announces New Share Repurchase Program

Up To US$150 million

SHANGHAI, March 17, 2025 /PRNewswire/ -- FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced that the board of directors of the Company (the “Board”) has authorized a new share repurchase program (the “New Share Repurchase Program”) effective on March 20, 2025. Pursuant to the New Share Repurchase Program, the Company may repurchase up to US$150.0 million worth of its shares (including ADSs) during the period from March 20, 2025 to March 19, 2027.

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution Group, said, “We remain dedicated to increasing shareholder value. Since the initial launch of our first share repurchase program on March 21, 2018, through December 31, 2024, we have cumulatively deployed approximately US$370.0 million to repurchase the Company’s ADSs. We believe that the current external environment, coupled with our strong financial foundation, presents a compelling opportunity to deliver shareholder value. This New Share Repurchase Program is also our fourth share repurchase program, reflecting our confidence in the Company’s ‘Local Excellence, Global Outlook’ strategy, business operations and outlook.”

“Our Board’s approval of the New Share Repurchase Program underscores the Company’s effective business strategies and impressive growth trajectory,” said Mr. Shaofeng Gu, Chairman and Chief Innovation Officer of FinVolution Group. “We continue to view FinVolution as an excellent investment at our current market valuation, and share buybacks serve as a useful capital management tool in the current environment. With our thriving expansion in multiple international markets and a solid balance sheet, we believe we are well-positioned to capitalize on this buying opportunity and deliver long-term sustainable growth for all our stakeholders.”

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2024, the Company had 208.3 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
FinVolution Group
Head of Capital Markets
Jimmy Tan, IRC
Tel: +86 (21) 8030 3200 Ext. 8601
Email: ir@xinye.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
Email: finv@tpg-ir.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: finv@tpg-ir.com